Exhibit 99.1

REGULATED INFORMATION

May 6, 2022, 7:00am CET / 1:00am ET

NYXOAH SA

(Euronext Brussels: NYXH)
Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(hereinafter the “Company”)

Invitation to attend the annual and the extraordinary shareholders’ meetings of the Company to be held on June 8, 2022

The board of directors of the Company is pleased to invite its securities holders to attend the annual shareholders' meeting of the Company, to be held on Wednesday, June 8, 2022 at 2:00 p.m. CET at the Company's seat, or at such other place as will be indicated prior to such time. The annual shareholders’ meeting will be followed immediately by an extraordinary shareholders’ meeting.

In order to facilitate the keeping of the attendance list on the day of the annual and the extraordinary shareholders' meetings, the holders of securities issued by the Company and their representatives are invited to register as from 1:30 p.m. CET.

Communication on COVID-19

In light of the COVID-19 pandemic, it is currently envisaged that certain measures imposed by the Belgian government to deal with this pandemic may still be in effect on the date of the Company's annual and extraordinary shareholders' meetings. These measures are in the interest of the health of individual securities holders, as well as of the employees of the Company and others who are responsible for organizing the shareholders' meetings. It can also not be excluded that the Belgian government will again impose additional measures.

In view of the health crisis and the related measures imposed by the government to limit the spread of the COVID-19 coronavirus, securities holders are encouraged to exercise their voting rights prior to the shareholders’ meetings by following the rules set out in this convening notice, either (i) by voting remotely by mail, or (ii) by giving a proxy to a representative of the Company. Moreover, securities holders are encouraged to exercise their right to ask questions in writing in advance in respect of the items on the agendas of the shareholders' meetings. The modalities of the aforementioned ways to participate in the annual and the extraordinary shareholders’ meetings are set out in this convening notice and in the relevant forms to vote by mail or by proxy.

The Company will grant access to the meetings to securities holders, proxy holders and other persons only to the extent permitted in light of the measures taken or to be taken by the authorities as applicable on the date of the meetings, and always taking into account the recommendations of the authorities, and health and safety considerations. The Company will also set up a video conference to allow those holders of securities of the Company who have duly registered for the annual and the extraordinary shareholders’ meetings to follow the meetings remotely and ask questions, as the case may be in writing, during the meetings. The modalities to attend the meetings via videoconference will be communicated to the relevant securities holders in due time. The videoconference will not qualify as an electronic communication tool to attend and vote at the shareholders' meetings as referred to in Article 7:137 of the Belgian Code of Companies and Associations, but will be an extra facility for securities holders to follow the shareholders' meetings.

The Company reserves the right to change these modalities of participation by indicating so on the Company's website (https://investors.nyxoah.com/shareholder-information > Shareholders' Meetings) if the health situation and applicable rules change prior to the date of the annual and the extraordinary shareholders' meetings.

Agenda of the annual shareholders’ meeting

1.	Acknowledgement and discussion of:

a.	the statutory annual accounts for the financial year ended on December 31, 2021;
b.	the consolidated financial statements for the financial year ended on December 31, 2021;
c.	the annual report of the board of directors on the statutory annual accounts for the financial year ended on December 31, 2021;
d.	the annual report of the board of directors on the consolidated financial statements for the financial year ended on December 31, 2021;
e.	the statutory auditor's report on the statutory annual accounts for the financial year ended on December 31, 2021; and
f.	the statutory auditor's report on the consolidated financial statements for the financial year ended on December 31, 2021.

2.	Approval of the statutory annual accounts for the financial year ended on December 31, 2021 and the proposed allocation of the result

Proposed decision: The shareholders’ meeting decides to approve the annual accounts for the financial year ended on December 31, 2021 and the allocation of the result as proposed by the board of directors.

3.	Discharge of directors

Proposed decision: The shareholders’ meeting decides to grant discharge to each of the directors who was in office during the financial year ended on December 31, 2021 (including Mr. Janke Dittmer who resigned as director in 2021) for the performance of their mandate during that financial year.

4.	Discharge of the statutory auditor

Proposed decision: The shareholders’ meeting decides to grant discharge to the statutory auditor who was in office during the financial year ended on December 31, 2021 for the performance of his mandate during that financial year.

5.	Acknowledgement and approval of the remuneration report

Proposed decision: The shareholders’ meeting decides to approve the remuneration report.

6.	Acknowledgement and approval of the amended remuneration policy

Upon the recommendation of the remuneration committee, and with a view to (i) introducing share-based compensation for the non-executive directors, and (ii) making certain changes to the warrants-based component of the non-executive directors' remuneration, the board of directors proposes to amend the remuneration policy of the Company.

The board of directors is of the opinion that remunerating non-executive directors in part in shares by offering them the opportunity to subscribe to new shares at a discounted subscription price (since the Company does not hold any existing own shares that it could offer to the non-executive directors), rather than all in cash, strengthens the alignment of the non-executive directors’ interests with the interests of the Company’s shareholders. This is in the interest of the Company and its stakeholders and is in line with principle 7.6 of the 2020 Belgian Corporate Governance Code.

Therefore, the board of directors proposes to amend the remuneration policy of the Company to (i) reflect the inclusion of a share-based compensation of the non-executive directors and (ii) determine that the shares subscribed by the non-executive directors in this framework will need to be held by the relevant non-executive director until at least one year after the relevant non-executive director leaves the board and at least three years after the moment of subscription of the relevant shares.

The board of directors also proposes to amend the remuneration policy in view of the proposed warrants component of the non-executive directors' remuneration package, as described in agenda item 8, with a vesting schedule which deviates from the default vesting schedule described in the current remuneration policy.

Proposed decision: The shareholders’ meeting decides to approve the amended remuneration policy.

7.	Approval of directors' and committee members' cash remuneration

Taking into account the recommendations of the remuneration committee, the board of directors proposes to the shareholders' meeting to modify the cash remuneration of the board and committee members as set out in the below proposed decision.

Proposed decision: The shareholders’ meeting decides to determine the annual cash remuneration of the members of the board of directors and of the board committees as follows:

•	Executive directors: no remuneration for their mandate as director. They will receive remuneration as members of the executive management.
•	Non-executive director - chairperson: a fixed annual remuneration in the amount of EUR 82,000.
•	Independent directors: a fixed annual remuneration in the amount of EUR 45,000.
•	Other non-executive directors: a fixed annual remuneration in the amount of EUR 45,000.
•	Chairperson of the audit committee: an additional fixed annual remuneration in the amount of EUR 18,000.
•	Chairpersons of the nominating and corporate goverance committee, the remuneration committee and the science and technology committee: an additional fixed annual remuneration in the amount of EUR 9,000.
•	Members of the audit committee: an additional fixed annual remuneration in the amount of EUR 9,000.
•	Members of the nominating and corporate goverance committee, the remuneration committee and the science and technology committee: an additional fixed annual remuneration in the amount of EUR 4,500.

8.	Approval of non-executive directors' remuneration in the form of warrants

Taking into account the recommendations of the remuneration committee, and subject to approval of the amended remuneration policy referred to under agenda item 6 above, the board of directors proposes to the shareholders' meeting to grant the non-executive directors, in addition to their remuneration in cash, a remuneration in the form of grants of warrants (which are called “subscription rights” (droits de souscription) under the Belgian Code of Companies and Associations, or “CCA”) as set out below in the proposed decisions.

Proposed decisions: The shareholders’ meeting decides that, in addition to their annual remuneration in cash, each non-executive director shall be granted annually a number of warrants (droits de souscription) under the following terms and conditions:

•	the warrants shall only be granted to the non-executive directors that are in function on the date immediately following the date of the annual shareholders' meeting held in the relevant year;
•	the warrants shall only be granted if and to the extent that at the time of grant the Company has a sufficient number of warrants issued under an ESOP warrants plan outstanding that are still available for grant;
•	the number of warrants to be granted to each non-executive director shall be equal to EUR 130,000 divided by the value of the warrants calculated by the board of directors on the basis of the Black Scholes formulae as per the date of the annual shareholders' meeting held in the relevant year and taking into account the remaining duration of warrants under the relevant ESOP warrants plan;
•	the exercise price of each warrant shall be equal to the lowest of the following prices: (i) the (counter value in euro of the) last closing price of the Company's share, on the stock exchange where the Company's shares are (first) listed, prior to the date on which the warrant is offered; or (ii) the (counter value in euro of the) average closing price of the Company's share, on the stock exchange where the Company's shares are (first) listed, over the thirty (30) day period preceding the date on which the warrant is offered;
•	the warrants can be exercised only if they are fully vested and in accordance with the applicable ESOP warrants plan;
•	all warrants granted in a certain financial year to the relevant non-executive director will vest one year after the date on which they have been granted, provided that the relevant non-executive director is still in function on the date immediately following the date of the annual shareholders' meeting deciding on the approval of the annual accounts over the financial year during which the warrants were granted;
•	the warrants can no longer be exercised and shall become null and void if they are not exercised prior to the fifth anniversary of the date of grant of the relevant warrants or if the duration of the relevant warrants under the relevant ESOP warrants plan has expired; and
•	the CEO and CFO of the Company, acting individually, are authorized to sign all documentation necessary or useful to implement the above.

9.	Acknowledgement of the resignation of directors

Proposed decisions:

a.	The shareholders’ meeting acknowledges the resignation of Mr. Donald Deyo as director of the Company with immediate effect at the end of this shareholders' meeting.

b.	The shareholders’ meeting acknowledges the resignation of Mr. Jan Janssen as director of the Company with immediate effect at the end of this shareholders' meeting.

10.	Appointment of directors

On August 27, 2021, the board of directors decided to appoint Ms. Rita Johnson-Mills on a provisional basis (“cooptation”) as a director in order to replace Janke Dittmer in accordance with Article 7:88 of the CCA and article 13 of the Company's articles of association. Based on the information made available by Ms. Rita Johnson-Mills, it was determined that she satisfies the applicable requirements to be appointed as an independent director in accordance with Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code. Ms. Rita Johnson-Mills also explicitly declared not to have any connections with the Company or an important shareholder, which would interfere with her independence. The board of directors recommends that the appointment of Ms. Rita Johnson-Mills as independent director be confirmed and that she completes Janke Dittmer's term of office ending at the annual shareholders' meeting to be held in 2024.

Taking into account the recommendation of the nominating and corporate governance committee, the board of directors proposes to the shareholders' meeting that (i) Ms. Virginia M. Kirby, and (ii) Mr. Raymond W. Cohen be appointed as directors, each for a term ending at the annual shareholders' meeting to be held in 2024.

Based on information made available by respectively Ms. Virginia M. Kirby and Mr. Raymond W. Cohen, it appears that Ms. Virginia M. Kirby and Mr. Raymond W. Cohen satisfy the applicable requirements to be appointed as independent directors in accordance with Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code. Ms. Virginia M. Kirby and Mr. Raymond W. Cohen also explicitly declared not to have any connections with the Company or an important shareholder, which would interfere with their independence.

Proposed decisions:

a.	The shareholders' meeting decides to confirm the appointment of Ms. Rita Johnson-Mills, residing at 235 Governors Way, Brentwood TN 37027, USA, as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, completing Janke Dittmer's term of office ending at the annual shareholders' meeting to be held in 2024. The mandate of Mr. Rita Johnson-Mills is remunerated as provided for the non-executive (independent) members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and as provided in the proposed decisions for agenda items 7 and 8 if and to the extent approved. If the proposed decision for agenda item 7 is not approved, the cash remuneration shall be as decided by the shareholders' meeting held on September 21, 2020.

b.	The shareholders' meeting decides to appoint Ms. Virginia M. Kirby, residing at 5636 West Bald Eagle Blvd, White Bear Lake MN 55110, USA, as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, for a term ending at the annual shareholders' meeting to be held in 2024. The mandate of Ms. Virginia M. Kirby is remunerated as provided for the non-executive (independent) members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and as provided in the proposed decisions for agenda items 7 and 8 if and to the extent approved. If the proposed decision for agenda item 7 is not approved, the cash remuneration shall be as decided by the shareholders' meeting held on September 21, 2020.

c.	The shareholders' meeting decides to appoint Mr. Raymond W. Cohen, residing at 4471 Dean Martin Dr, Las Vegas NV 89103, USA, as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, for a term ending at the annual shareholders' meeting to be held in 2024. The mandate of Mr. Raymond W. Cohen is remunerated as provided for the non-executive (independent) members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and as provided in the proposed decisions for agenda items 7 and 8 if and to the extent approved. If the proposed decision for agenda item 7 is not approved, the cash remuneration shall be as decided by the shareholders' meeting held on September 21, 2020.

11.	Approval of the statutory auditor's remuneration for the financial year ended on December 31, 2021

Proposed decision: The shareholders’ meeting decides to approve the remuneration of the statutory auditor for the financial year ended on December 31, 2021 as follows: (i) EUR 314,000 (excl. VAT) for the audit of the statutory annual accounts and the consolidated financial statements for the financial year ended on December 31, 2021, and (ii) EUR 232,000 (excl. VAT) for services performed by the statutory auditor in connection with the listing of the Company on Nasdaq in July 2021.

12.	Re-appointment of Ernst & Young Réviseurs d'Entreprises SRL, with as representative Mr. Carlo-Sébastien D'Addario, as auditor, upon proposal of the board of directors of the Company based on the proposal received from the Audit Committee, and decision on the remuneration for the exercise of the mandate as auditor

Proposed decision: The shareholders’ meeting decides to approve the re-appointment of Ernst & Young Réviseurs d'Entreprises SRL (RLE 0446.334.711), with statutory seat at De Kleetlaan 2, 1831 Diegem, Belgium, represented by Mr. Carlo-Sébastien D'Addario, as auditor of the Company with immediate effect for a three year period, until the closing of the annual shareholders’ meeting to be held in 2025 resolving on the annual accounts of the financial year ended on December 31, 2024. The compensation for the mandate of the auditor (including the audit services for the Company’s subsidiaries) will amount to EUR 408,000 per year (excl. VAT and 6% expenses) and will be indexed annually as from 2023 in accordance with the consumer price index.

Agenda of the extraordinary shareholders’ meeting

1.	Acknowledgment and discussion of the special report by the board of directors drawn up in accordance with articles 7:179 and 7:191 of the Belgian Code of Companies and Associations with respect to the proposed issuance of shares and cancellation of the preferential subscription rights

2.	Acknowledgment and discussion of the auditor's report drawn up in accordance with articles 7:179 and 7:191 of the Belgian Code of Companies and Associations with respect to the proposed issuance of shares and cancellation of the preferential subscription rights

3.	Increase of the capital in an amount of EUR 6,686.47, by way of a contribution in cash against issuance of 38,920 new shares, with cancellation of the preferential subscription right of the existing shareholders for the benefit of the non-executive directors of the Company, provided that the proposed decisions regarding this agenda item (and regarding the following agenda items) shall only be submitted to the vote of the shareholders' meeting if the amended remuneration policy (including in particular the proposed subscription of shares by the non-executive directors at a discounted subscription price as part of their remuneration package) has been approved by the shareholders' meeting that will decide on the approval of the annual accounts for the financial year ended on December 31, 2021

The board of directors proposes to the shareholders' meeting to allow each of the non-executive directors that will be in function at the time of this extraordinary shareholders' meeting to subscribe, as part of their remuneration package, to 5,560 new shares of the Company at an aggregate discounted cash subscription price of EUR 955.21 (i.e., a subscription price of 0.1718 (rounded) per new share, which corresponds to the current rounded par value of the existing shares). Assuming that there will be 7 non-executive directors in function at the time of this extraordinary shareholders' meeting, this will result in an increase of the registered capital in an amount of EUR 6,686.47, by way of contribution in cash, in order to bring it from EUR 4,431,664.69 to EUR 4,438,351.16 against issuance of 38,920 new shares (the "New Shares").

The New Shares shall be fully paid up in cash upon subscription. The New Shares will be ordinary shares and rank pari passu with and have the same rights as the existing shares and will participate in the Company's results for the entire current financial year.

Proposed decision: The shareholders’ meeting resolves (i) to increase the Company's capital by a contribution in cash amounting to maximum EUR 6,686.47, to bring it from EUR 4,431,664.69 to EUR 4,438,351.16, by way of a contribution in cash for an aggregate amount of EUR 6,686.47, against issuance of 38,920 new shares, without nominal value (the “New Shares”) and (ii) to cancel the preferential subscription rights of the existing shareholders in relation to this capital increase for the benefit of the non-executive directors in function at the time of this extraordinary shareholders' meeting.

The New Shares shall be subscribed to immediately at an aggregate subscription price of EUR 6,686.47 (i.e., a subscription price of EUR 0.1718 (rounded) per New Share), which shall be recorded as capital. The subscription price on each New Share shall be paid up immediately in full (100%).

The New Shares will be issued in registered form. The Company will ask admission to trading of the New Shares on the regulated market of Euronext Brussels and on Nasdaq as applicable.

The shareholders' meeting acknowledges that Robert Taub and each of the following other non-executive directors in function at the time of this extraordinary shareholders' meeting, represented by Robert Taub as attorney in fact, have subscribed to the New Shares as follows:

•	Robert Taub has subscribed to 5,560 New Shares at an aggregate subscription price of EUR 955.21;
•	Kevin Rakin has subscribed to 5,560 New Shares at an aggregate subscription price of EUR 955.21;
•	Jürgen Hambrecht has subscribed to 5,560 New Shares at an aggregate subscription price of EUR 955.21;
•	Rita Johnson-Mills has subscribed to 5,560 New Shares at an aggregate subscription price of EUR 955.21;
•	Pierre Gianello has subscribed to 5,560 New Shares at an aggregate subscription price of EUR 955.21;
•	Raymond W. Cohen has subscribed to 5,560 New Shares at an aggregate subscription price of EUR 955.21; and
•	Virginia M. Kirby has subscribed to 5,560 New Shares at an aggregate subscription price of EUR 955.21.

The shareholders' meeting acknowledges that all New Shares have been paid-up in cash in full (100%), i.e. in aggregate EUR 6,686.47.

In accordance with article 7:195 of the Belgian Code of Companies and Associations, the contribution in cash has been credited to a special account with number BE [•] in the name of the company with [•], as evidenced by a certificate issued by such bank on [•] 2022, which has been remitted to the notary and will be kept in the notary's file.

The shareholders' meeting acknowledges and requests the notary to record that the aforementioned capital increase in the amount of EUR 6,686.47 has been realised. The contribution will be recorded as capital. As consideration for the contribution, 38,920 New Shares have been issued.

4.	Amendment of article 5 of the articles of association to bring it in line with the aforementioned decisions

Proposed decision: To bring the articles of association in line with the aforementioned decisions regarding the capital increase, the shareholders’ meeting decides to replace article 5 of the articles of association by the following text:

"The capital of the company is set at four million four hundred thirty-eight thousand three hundred fifty-one euro and sixteen cents (EUR 4,438,351.16).

It is represented by twenty-five million eight hundred thirty-six thousand two hundred seventy-nine (25,836,279) shares, without nominal value, each representing an equal part of the capital."

5.	Power of attorney to the notary

Proposed decision: The shareholders’ meeting grants the acting notary, and any (other) notary of "Berquin Notarissen" CV, all powers to draw up and sign a restated version of the articles of association of the Company and to file them in the appropriate data base in accordance with applicable law.

6.	Power of attorney to the directors

Proposed decision: The shareholders’ meeting decides to grant a power attorney to each director of the Company, acting alone and with power of substitution, to take all actions to implement the decisions taken.

Admission formalities and participation in the shareholders’ meetings

In order to attend the shareholders’ meetings on June 8, 2022, the holders of shares and subscription rights are requested to comply with articles 26 and 27 of the Company’s articles of association and the following formalities.

If the attendance quorum required pursuant to Article 7:153 of the Belgian Code of Companies and Associations is not met at the extraordinary shareholders’ meeting of June 8, 2022, a second extraordinary shareholders’ meeting will be convened on Monday, June 27, 2022 at 2:00 p.m. CET, to deliberate and resolve on the agenda items of the extraordinary shareholders’ meeting regardless of the share capital present or represented by the shareholders.

The holders of subscription rights issued by the Company can, in accordance with Article 7:135 of the Belgian Code of Companies and Associations only attend the shareholders’ meetings with a consultative vote.

In order to be able to participate in the annual and the extraordinary shareholders' meetings, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the registration date and (b) notify the Company, as described below.

In light of the COVID-19 pandemic, (i) securities holders who wish to participate in the annual and the extraordinary shareholders' meetings are encouraged to exercise their voting rights prior to the shareholders’ meetings either by voting remotely by mail or by giving a proxy to a representative of the Company, and (ii) the securities holders are encouraged to use e-mail for all correspondence concerning the shareholders’ meetings.

Registration date

The registration date is May 25, 2022 at midnight (Belgian time). Only persons registered as securities holders on that date and time will be entitled to attend and (if they are shareholders) vote at the meetings. The number of securities held by the securities holder on the day of the meetings will not be taken into account.

-	Holders of registered shares or subscription rights must be registered in the Company's share register or subscription rights register, as the case may be, by midnight (Belgian time) on May 25, 2022.

-	Holders of dematerialised shares must deliver, or have delivered, to the Company, at the latest on June 2, 2022 at midnight (Belgian time), a certificate issued by the authorised account holder or by the settlement institution certifying the number of dematerialised shares registered in the name of the shareholder in its accounts on the registration date, for which the shareholder has declared his intention to participate in the meetings. This certificate must be sent to the Company by e-mail to shareholders@nyxoah.com or by letter addressed to the Company’s seat (Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium, for the attention of Mrs. An Moonen, General Counsel of the Company).

Intention to participate in the meetings

The securities holders must inform the board of directors of the Company by e-mail to shareholders@nyxoah.com or by letter addressed to the Company’s seat (Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium, for the attention of Mrs. An Moonen, General Counsel of the Company), which e-mail or letter must reach the Company no later than June 2, 2022, of their intention to participate in the meetings, indicate the number of securities for which they intend to vote, and, for holders of dematerialized shares, present proof of their registration as a shareholder on the registration date.

In order to attend the meetings, securities holders and proxy holders must prove their identity and representatives of legal entities must submit documents establishing their identity and their power of representation, at the latest immediately before the start of the meetings.

Voting by proxy or by mail

As indicated above, shareholders are encouraged to exercise their voting rights prior to the meetings either (i) by voting by mail or (ii) by giving a proxy to a representative of the Company.

If shareholders vote by proxy, the proxy holder will be a representative of the Company. This proxy holder may only exercise the voting right in accordance with the voting instructions contained in the proxy.

The proxy voting form and the form for voting by mail approved by the Company must be used for this purpose. These forms can be downloaded from the Company’s website (https://investors.nyxoah.com/shareholder-information > Shareholders' Meetings).

If shareholders vote by proxy or by mail, they must, in addition to the above formalities, send by e-mail to shareholders@nyxoah.com or by letter addressed to the Company’s seat (Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium, for the attention of Mrs. An Moonen, General Counsel of the Company) a duly completed and signed proxy voting form or form for voting by mail. These documents must reach the Company no later than June 2, 2022.

Note that the proxy voting forms and the forms for voting by mail may be signed by using an electronic signature as provided for in Article 7:143 § 2 of the Belgian Code of Companies and Associations.

Participation in the virtual shareholders’ meetings

Securities holders wishing to participate remotely, virtually and in real time, to the Company's annual and extraordinary shareholders’ meetings are required to confirm their participation and communicate their e-mail address to the Company by June 2, 2022 at the latest by e-mail to shareholders@nyxoah.com.

A few days before the shareholders’ meetings, securities holders who have completed this formality will receive by e-mail (at the address they will have communicated to the Company) a link, and as the case may be a user name and a password, enabling them to follow and participate in the shareholders’ meetings via their computer, tablet or smartphone.

Just before the start of the shareholders’ meetings, the securities holders will have to click on the link that will have been previously communicated to them by e-mail, and as the case may be enter their user name and password, in order to join the virtual shareholders’ meetings.

Securities holders attending the virtual shareholders’ meetings will have the opportunity to view the live broadcast of the meetings in real time and to ask questions to the directors, as the case may be in writing, during the meetings regarding the items on the agenda.

New agenda items, proposed decisions and right to ask questions

Shareholders holding at least 3% of the capital who wish to request the inclusion of new items on the agenda or to submit proposals for decision must, in addition to the above formalities, establish on the date of their request proof of ownership of the required participation in the capital and send the text of the agenda items and the proposed decisions by e-mail to shareholders@nyxoah.com or by letter addressed to the Company’s seat (Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium, for the attention of Mrs. An Moonen, General Counsel of the Company), no later than May 17, 2022. The request must also mention the mail or e-mail address to which the Company will send the confirmation of receipt of the request.

The case being, the revised agenda will be published no later than May 24, 2022.

Shareholders who wish to do so may send any questions they may have to the Company, relating solely to the agendas of the annual and the extraordinary shareholders’ meetings, by e-mail to shareholders@nyxoah.com or by letter addressed to the Company’s seat (Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium, for the attention of Mrs. An Moonen, General Counsel of the Company), no later than June 2, 2022. The answers to these questions will be provided during the annual and the extraordinary shareholders’ meetings in accordance with applicable law.

Documentation

All documents concerning the annual and the extraordinary shareholders’ meetings that are required by law to be made available, as well as the total number of shares and voting rights outstanding, are available on the Company's website on: https://investors.nyxoah.com/shareholder-information. The documents are also available at the seat of the Company and can only be consulted by appointment made by e-mail (shareholders@nyxoah.com). Shareholders may also obtain a hard copy of these documents free of charge by sending an e-mail to shareholders@nyxoah.com, or a letter addressed to the Company’s seat (Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium, for the attention of Mrs. An Moonen, General Counsel of the Company).

The aforementioned formalities, as well as the instructions on the Company's website and on the proxy voting forms and forms for voting by mail must be strictly observed.

Various

Quorum: There is no particular quorum requirement for the deliberation and voting of the decisions proposed in the agenda of the annual shareholders' meeting.

In accordance with Article 7:153 of the Belgian Code of Companies and Associations, at least 50% of the share capital must be present or represented for the deliberation and voting on the decisions proposed in items 3 and 4 of the agenda of the extraordinary shareholders’ meeting.

Voting: Each share entitles the holder to one vote.

Majority: In accordance with applicable law, the decisions proposed in the agenda of the annual shareholders’ meeting and the decisions proposed in the agenda of the extraordinary shareholders’ meeting, other than agenda items 3 and 4, will be adopted if they are approved by a simple majority of the votes validly cast by the shareholders present or represented at the relevant shareholders’ meeting. In accordance with Article 7:153 of the Belgian Code of Companies and Associations, the decisions proposed in items 3 and 4 of the agenda of the extraordinary shareholders’ meeting will be adopted if they are approved by 75% of the votes validly cast by the shareholders present or represented. Blank votes and abstentions are not taken into account.

Personal data: The Company is responsible for the processing of personal data that it receives or collects from holders of securities issued by the Company and agents in connection with the Company’s shareholders’ meetings.

The processing of such data will be carried out for the purpose of organizing and holding the relevant shareholders' meeting, including convening, registration, attendance and voting, as well as maintaining lists or registers of securities holders and for purposes of analysis of the Company’s securities holders’ base.

The data includes, but is not limited to, the following: identification data, the number and nature of a holder's securities issued by the Company, proxies and voting instructions. This information may also be transferred to third parties for the purpose of assisting or servicing the Company in connection with the foregoing.

The processing of such data will be carried out, mutatis mutandis, in accordance with the Company's privacy notice available on the Company's website: https://www.nyxoah.com/privacy-notice-nyxoah.

The Company draws the attention of holders of securities issued by the Company and agents to the description of the rights they may have as data subjects, such as, inter alia, the right of inspection, the right to rectify and the right to object to processing, which are set out in the section entitled “What rights can you exercise?” of the aforementioned privacy notice.

All this is without prejudice to the applicable rules on registration, use of information and participation in shareholders’ meetings in order to exercise your rights as a data subject. For any other information relating to the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at privacy@nyxoah.com.

The board of directors